Exhibit 99.1

Press Release

Eltek Ltd. Reports Second-Quarter 2026 Results

Petach Tikva, Israel (August 18, 2026) Eltek Ltd. (NASDAQ: ELTK), a leading global manufacturer of high-quality printed circuit boards, today announced its financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Highlights

▪	Revenues were $11.5 million

▪	Operating loss was $2.5 million

▪	Net loss was $2.7 million or $0.41 per fully diluted share

▪	Net cash provided by operating activities amounted to $0.7 million.

Eli Yaffe, Chief Executive Officer, stated:

“Our second-quarter 2026 results reflected a loss as we remain in an important transition period focused on stabilizing our manufacturing operations and building the human and operational infrastructure required to support our next phase of growth. The stabilization of our production system and the integration of our new production lines are progressing, although the process is not yet complete.

We are well advanced in the implementation of our new ERP system, which we believe will provide a stronger foundation for managing and scaling our operations. We are also completing the installation of our newly arrived PCB plating line, while conducting acceptance testing in parallel, and expect to begin the qualification process during the third quarter.

Although the transition is not yet complete, we are making steady progress across the key areas of our business. We remain focused on completing the stabilization of our manufacturing operations, strengthening our organization and infrastructure and improving operational efficiency. We believe these steps are establishing a stronger foundation for improved operational and financial performance in the periods ahead.”

Second Quarter 2026 GAAP Financial Results

Revenues for the second quarter of 2026 were $11.5 million compared to $12.5 million in the second quarter of 2025.

Gross loss for the second quarter of 2026 was $1.0 million compared to gross profit of $3.0 million (24% of revenues) in the second quarter of 2025.

Operating loss for the second quarter of 2026 was $2.5 million compared to operating profit of $1.5 million in the second quarter of 2025.

Financial expenses for the second quarter of 2026 were $0.7 million compared to $1.0 million in the second quarter of 2025. Financial expenses primarily resulted from the erosion of the U.S. dollar against the NIS.

Net loss for the second quarter of 2026 was $2.7 million or $0.41 per fully diluted share compared to net income of $0.4 million or $0.05 per fully diluted share in the second quarter of 2025.

Second Quarter 2026 Non-GAAP Financial Results

EBITDA loss for the second quarter of 2026 was $1.9 million compared to EBITDA of $2.0 million (15.6% of revenues) in the second quarter of 2025.

Six Months Ended June 30, 2026 GAAP Financial Results

Revenues for the first six months of 2026 were $22.0 million compared to $25.3 million in the first six months of 2025.

Gross loss for the first six months of 2026 was $2.8 million compared to gross profit of $5.2 million (21% of revenues) in the first six months of 2025.

Operating loss for the first six months of 2026 was $5.8 million compared to operating profit of $2.2 million in the first six months of 2025.

Financial expenses for the first six months of 2026 were $0.8 million compared to $0.5 million in the first six months of 2025. Financial expenses primarily resulted from the erosion of the U.S. dollar against the NIS.

Net loss for the first six months of 2026 was $5.6 million or $0.83 per fully diluted share compared to net profit of $1.4 million or $0.20 per fully diluted share in the first six months of 2025.

Six Months Ended June 30, 2026 Non-GAAP Financial Results

EBITDA loss for the first six months of 2026 was a $4.6 million compared to EBITDA of $3.1 million (12% of revenues) in the first six months of 2025.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Tuesday, August 18, 2026, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642

Israel:	03-918-0691

International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com

+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenues	11,534	12,529	21,970	25,285
Costs of revenues	(12,498)	(9,510)	(24,786)	(20,054)

Gross profit (loss)	(964)	3,019	(2,816)	5,231

Research and development expenses, net	-	-	0	(50)
Selling, general and administrative expenses	(1,582)	(1,563)	(2,997)	(3,000)

Operating income (loss)	(2,546)	1,456	(5,813)	2,181

Financial expense, net	(698)	(1,012)	(792)	(508)

Income (loss) before income tax	(3,244)	444	(6,605)	1,673

Income tax expenses (tax benefit)	(500)	79	(1,008)	306

Net income (loss)	(2,744)	365	(5,597)	1,367

Earnings per share:
Basic net income (loss) per ordinary share	(0.41)	0.05	(0.83)	0.20

Diluted net income (loss) per ordinary share	(0.41)	0.05	(0.83)	0.20

Weighted average number of ordinary shares used to compute
basic net income (loss) per ordinary share (in thousands)	6,720	6,715	6,720	6,715

Weighted average number of ordinary shares used to compute
diluted net income (loss) per ordinary share (in thousands)	6,785	6,784	6,785	6,785

Eltek Ltd.
Consolidated Balance Sheets
U.S dollars in thousands

	June 30,	December 31,
	2026	2025

Assets

Current assets:
Cash and cash equivalents	9,390	2,481
Short-term bank deposits	2,117	9,643
Trade receivables (net of allowance for credit losses)	11,656	14,789
Inventories	10,295	11,154
Other accounts receivable and prepaid expenses	970	607

Total current assets	34,428	38,674

Long term assets:
Severance pay fund	76	65
Deferred tax assets, net	1,504	387
Operating lease right of use assets	12,466	6,272
Total long term assets	14,046	6,724

Property and equipment, net	24,664	20,862

Total Assets	73,138	66,260

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	8,544	6,047
Other accounts payable and accrued expenses	6,735	6,565
Short-term operating lease liabilities	718	1,100

Total current liabilities	15,997	13,712

Long-term liabilities:
Accrued severance pay	578	515
Long-term operating lease liabilities	12,199	5,296

Total long-term liabilities	12,777	5,811

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 6,720,827 shares at June 30, 2026 and 6,719,827 shares at December 31, 2025	6,012	6,012
Foreign currency translation adjustments	9,088	6,111
Additional paid-in capital	35,928	35,681
Accumulated deficit	(6,664)	(1,067)
Total shareholders' equity	44,364	46,737
Total liabilities and shareholders' equity	73,138	66,260

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

GAAP net income (loss)	(2,744)	365	(5,597)	1,367
Add back items:

Financial expenses (income), net	698	1,012	792	508
Income tax expenses (benefit)	(500)	79	(1,008)	306
Depreciation	613	500	1,203	966
Non-GAAP EBITDA	(1,933)	1,956	(4,610)	3,147

Eltek Ltd.
Consolidated Statement of Cash flow
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Cash flows from operating activities:

Net Income (loss)	(2,744)	365	(5,597)	1,367
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	613	500	1,203	967
Unrealized financing expenses (income), net	(86)	595	(155)	466
Share-based compensation	127	132	242	270
Decrease in deferred tax assets	(534)	120	(1,064)	202
	120	1,347	226	1,905

Decrease (increase) in operating lease right-of-use assets	162	(1)	311	-
Decrease (increase) in trade receivables	470	(1,378)	4,088	(1,733)
Decrease (increase) in other receivables and prepaid expenses	(224)	314	(312)	247
Decrease (increase) in inventories	(281)	(2,282)	1,614	(2,612)
Increase (decrease) in trade payables	2,736	(1,138)	229	(2,000)
Increase (decrease) in other liabilities and accrued expenses	424	(201)	(290)	(28)
Increase (decrease) in employee severance benefits, net	11	39	20	46
	3,298	(4,647)	5,660	(6,080)

Net cash provided by (used in) operating activities	674	(2,935)	289	(2,808)

Cash flows from investing activities:
Purchase of fixed assets	(934)	(1,743)	(1,673)	(2,880)
Withdrawal of (investment in) short-term bank deposits, net	(2,092)	-	7,620	534
Net cash provided by (used in) investing activities	(3,026)	(1,743)	5,947	(2,346)

Cash flows from financing activities:
Exercise of options	5	8	5	8
Dividend distribution	-	(1,276)	-	(1,276)
Issuance of shares, net	-	-	-	-
Net cash provided by (used in) financing activities	5	(1,268)	5	(1,268)

Effect of translation adjustments	683	1,250	668	617

Net increase (decrease) in cash and cash equivalents	(1,664)	(4,696)	6,909	(5,805)

Cash and cash equivalents at the beginning of the period	11,054	6,466	2,481	7,575

Cash and cash equivalents at the end of the period	9,390	1,770	9,390	1,770